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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Heather Clark and Melissa Gilmore

Re:	Worthington Steel, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2024

Filed August 2, 2024

File No. 001-41830

To the addressees set forth above:

On behalf of our client, Worthington Steel, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated March 8, 2025 relating to the Form 10-K filed by the Company on August 2, 2024.

Form 10-K for the Fiscal Year Ended May 31, 2024

Notes to Consolidated and Combined Financial Statements

Note A—Description of Business, The Separation, Agreements with the Former Parent and Separation Costs, and Basis of Presentation

Organizational Structure and Operating Segment, page 52

1.

We note your disclosure that your operations are organized as a single component or operating segment and your reporting units, which are one level below the single operating segment, consist of: (1) Flat Rolled Steel Processing; (2) Electrical Steel; and (3) Laser Welding. Please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your single reportable segment. Please also revise to disclose factors used to identify your reportable segment, including the basis of organization and whether operating segments have been aggregated. Refer to ASC 280-10-50-21.

March 21, 2025

Response: The Company respectfully advises the Staff that it evaluated its operations for segment reporting purposes in accordance with ASC 280-10-50. In identifying its potential operating segments based on the criteria set forth in ASC 280-10-50-1, the Company considered several sources of information, including the Company’s internal organizational structure, the basis on which budgets and forecasts are prepared, the financial information the Company’s CODM reviews in evaluating company performance and determining how resources should be allocated, how information is released to the public and analysts, and the fact that the CODM reviews the consolidated operating results of the Company to assess performance and make decisions about resource allocation. The package delivered to, and reviewed by, the CODM does not include sufficient information at a disaggregated level that would allow the CODM to assess performance at a level lower than the consolidated level. Based on its analysis, the Company concluded that (1) none of its distinct reporting units meet the criteria of an operating segment and (2) the Company therefore has only one operating segment.

Because the Company determined that it has only one operating segment, the aggregation criteria set forth in ASC-280-10-50-11 are not applicable considering that they apply only to entities with more than one operating segment. Similarly, because the Company concluded that it does not have more than one operating segment to aggregate, the quantitative thresholds set forth in ASC 280-10-50-12 are also not applicable.

In future filings, the Company intends to expand on the segment information included in Note A to its financial statements to provide additional details regarding certain of the factors the Company considered in determining its single reportable segment—for example, using the following language:

[The Company’s operations are managed principally on a products and services basis under a single group organizational structure. The Company has determined that it has only one operating segment and therefore one reportable segment after considering several sources of information, including the Company’s internal organizational structure, the basis on which budgets and forecasts are prepared, the financial information that the Company’s CODM reviews in evaluating company performance and determining how resources should be allocated, and how the Company releases information to the public and analysts.]

* * *

Should any questions arise in connection with the foregoing response, or if you need any additional information, please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com.

Sincerely,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq. of LATHAM & WATKINS LLP

cc:	Alexa Berlin, Latham & Watkins LLP

Geoffrey G. Gilmore, President and Chief Executive Officer, Worthington Steel, Inc.

Timothy A. Adams, Vice President and Chief Financial Officer, Worthington Steel, Inc.

Joseph Y. Heuer, Vice President – General Counsel and Secretary, Worthington Steel, Inc.

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